

March 29, 2010

Via US Mail and Facsimile to (732) 249-5548

Mr. John S. Fitzgerald
Acting President and Chief Executive Officer
Magyar Bancorp, Inc.
400 Somerset Street
New Brunswick, New Jersey 08901

Re: Magyar Bancorp, Inc.
Form 10-K for Fiscal Year Ended September 30, 2009
Form 10-KSB for Fiscal Year Ended September 30, 2008
File Number: 000-51726

Dear Mr. Fitzgerald:

        We have completed our reviews of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    John P. Nolan
                                    Senior Assistant Chief Accountant